UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1 )1

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K105
(CUSIP Number)

July 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON RCG Carpathia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,254,698 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,254,698 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,698 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON RCG Enterprise, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,259,954 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,259,954 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,954 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON BD

(1) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,514,652 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,514,652 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,652 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IA, OO

(1) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,514,652 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,514,652 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,652 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON OO

(1) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,980 shares (1)
	6	SHARED VOTING POWER 2,514,652 shares (2)
	7	SOLE DISPOSITIVE POWER 31,980 shares (1)
	8	SHARED DISPOSITIVE POWER 2,514,652 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,632 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

(1) Includes 18,700 shares of Common Stock currently issuable upon the exercise of certain warrants.

(2) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

(3) Includes 133,175 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,514,652 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,514,652 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,652 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

(1) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,514,652 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,514,652 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,652 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

(1) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000 shares (1)
	6	SHARED VOTING POWER 2,514,652 shares (2)
	7	SOLE DISPOSITIVE POWER 3,000 shares (1)
	8	SHARED DISPOSITIVE POWER 2,514,652 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,517,652 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

(1) Includes 3,000 shares of Common Stock currently issuable upon the exercise of certain warrants.

(2) Includes 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

(3) Includes 117,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

CUSIP NO. Y8162K105

Item 1(a).	Name of Issuer:

Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Ramius LLC (“Ramius”, formerly reporting as Ramius Capital Group, L.L.C.)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

RCG Carpathia Master Fund, Ltd. (“Carpathia”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

RCG Enterprise, Ltd (“RCG Enterprise”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

C4S & Co., L.L.C. (“C4S”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

CUSIP NO. Y8162K105

Morgan B. Stark (“Mr. Stark”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

Y8162K105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/X/           Not Applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP NO. Y8162K105

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of July 31, 2008, (i) Carpathia beneficially owned 1,254,698 shares of Common Stock and (ii) RCG Enterprise beneficially owned 1,145,479 shares of Common Stock and 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants.

Ramius, as the investment advisor of Carpathia and the investment manager of RCG Enterprise, with the power to direct some of the affairs of each of Carpathia and RCG Enterprise, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock, may be deemed to beneficially own the 2,400,177 shares of Common Stock owned in the aggregate by Carpathia and RCG Enterprise and may be deemed to beneficially own the 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants owned by RCG Enterprise.

C4S, as the managing member of Ramius, may be deemed to beneficially own the 2,400,177 shares of Common Stock owned in the aggregate by Carpathia and RCG Enterprise and the 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants owned by RCG Enterprise.

Messrs. Cohen, Stark, Strauss and Solomon, as the sole managing members of C4S, may be deemed to beneficially own the 2,400,177 shares of Common Stock owned in the aggregate by Carpathia and RCG Enterprise and the 114,475 shares of Common Stock currently issuable upon the exercise of certain warrants owned by RCG Enterprise.

Mr. Cohen may be deemed to beneficially own an additional 13,280 shares of Common Stock, 4,000 shares of which are owned by him individually and 9,280 shares of which are held in managed accounts over which he has voting and/or dispositive power.  Mr. Cohen may be deemed to beneficially own an additional 18,700 shares of Common Stock currently issuable upon the exercise of certain warrants, 5,000 of which are owned by him individually and 13,700 of which are held in managed accounts over which he has voting and/or dispositive power.

Mr. Solomon may be deemed to beneficially own an additional 3,000 shares of Common Stock currently issuable upon the exercise of certain warrants owned by him individually.

CUSIP NO. Y8162K105

As a result of a reorganization of certain of the Reporting Persons and their affiliates, the Common Stock reported on this Schedule 13G as being owned by Ramius Securities, L.L.C. (“Ramius Securities”) were transferred to RCG Enterprise, its affiliate.  Therefore, Ramius Securities no longer beneficially owns any Common Stock.

Crimson, Baldwin and Ramius Advisors, the general partner of Baldwin, no longer beneficially own any Common Stock.  Therefore, Crimson, Baldwin and Ramius Advisors are no longer Reporting Persons on this Schedule 13G.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the Common Stock owned by Carpathia and RCG Enterprise and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

4.7%

Based on 53,840,496 shares outstanding as of May 16, 2008, as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2008.  As of July 31, 2008, (i) Carpathia may be deemed to beneficially own approximately 2.3% of the outstanding shares of Common Stock, (ii) RCG Enterprise may be deemed to beneficially own approximately 2.3% of the outstanding shares of Common Stock, and (iii) each of Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own approximately 4.7% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. Y8162K105

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y8162K105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2008

RCG CARPATHIA MASTER FUND, LTD. By: Ramius LLC, its investment advisor By: C4S & Co., L.L.C., as managing member RAMIUS LLC By: C4S & Co., L.L.C., as managing member	RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss